# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENDRA Life Sciences Inc., CIK 0001681682
CUSIP: 29273B302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105
Date of event which requires filing of this statement: 10/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001947975

## Reporting persons
- ATW Master Fund V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 116,024; sole dispositive power 0; shared dispositive power 116,024; aggregate amount beneficially owned 116,024 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 116,024; sole dispositive power 0; shared dispositive power 116,024; aggregate amount beneficially owned 116,024 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 116,024; sole dispositive power 0; shared dispositive power 116,024; aggregate amount beneficially owned 116,024 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 116,024; sole dispositive power 0; shared dispositive power 116,024; aggregate amount beneficially owned 116,024 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: ENDRA Life Sciences Inc.
Address of issuer's principal executive offices:
3600 Green Court, Suite 350
Ann Arbor, Michigan 48105

## Item 2. Person Filing
Name of person filing:
ATW Master Fund V LP*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ATW Master Fund V LP - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Master Fund V LP - 116,024*
ATW Partners Opportunities Management, LLC - 116,024*
Kerry Propper - 116,024*
Antonio Ruiz-Gimenez - 116,024*

*The common stock (the "Shares") of ENDRA Life Sciences Inc. (the "Issuer") reported herein represents Shares held directly by ATW Master Fund V LP (the "Fund"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper are the control persons of the Adviser (the "Control Persons", and collectively with the Fund and Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund.

As of the date which required this filing, the Fund held (i) 116,024 Shares; (ii) certain warrants; and (iii) certain prefunded warrants, each (ii) and (iii) can ultimately be exercisable into Shares. Further, each of (i) - (iii) are subject to a blocker which prevents the Fund from exercising its warrants and prefunded warrants to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such conversion, the Fund, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding as a result of such conversion (the "Blocker").

As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in the Issuer's PRE 14A filed on October 17, 2025 that there were 1,166,441 Shares outstanding as of October 16, 2025.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest, if any, therein.
Percent of class:
ATW Master Fund V LP - 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Kerry Propper - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Sole power to vote or to direct the vote:
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
ATW Master Fund V LP - 116,024*
ATW Partners Opportunities Management, LLC - 116,024*
Kerry Propper - 116,024*
Antonio Ruiz-Gimenez - 116,024*
Sole power to dispose or to direct the disposition:
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
ATW Master Fund V LP - 116,024*
ATW Partners Opportunities Management, LLC - 116,024*
Kerry Propper - 116,024*
Antonio Ruiz-Gimenez - 116,024*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Master Fund V LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (10/28/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (10/28/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (10/28/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (10/28/2025)